Mail Stop 4561

May 5, 2009

Via Mail and Facsimile to 011.44.239.245.3654

Steve Barber, CEO
Xyratex Ltd.
Langstone Road
Havant PO9 1SA
United Kingdom

        Re: **Xyratex Ltd.**
               Form 20-F for Fiscal Year Ended November 30, 2008
               Filed February 18, 2009
               File No. 000-50799

Dear Mr. Barber:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6B: Compensation

Executive Compensation, page 56

1.   We note that you provide pension contributions to executive officers. Please refer to Item 6.B.2 of Form 20-F and tell us how you considered the requirement to provide the total amounts set aside or accrued by the company to provide pension, retirement or similar benefits.

Item 15: Controls and Procedures

Changes in Internal Control over Financial Reporting, page 75

2.   You state that there have been no "significant" changes in your internal control over financial reporting during the relevant period. Please confirm, if true, that there were "no changes" in your internal control over financial reporting that occurred during the fiscal year ended November 30, 2008 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please confirm that you will provide conforming disclosure in future filings. Refer to Item 15(d) of Form 20-F.

Item 16B: Code of Ethics, page 75

3.   We note your statement that the full text of your Code of Business Conduct and Ethics is available on your website though it does not appear that you have disclosed your website address in the annual report, as required by Item 16B(c)(2) of Form 20-F. If you elect to satisfy paragraph (c) of the Item by posting the code on your website, please disclose your website address in future filings.

Item 19: Exhibits, page 79

4.   We note that NetApp accounted for 54% of your revenue in fiscal 2008 and 56% of your revenue in fiscal 2007. Please provide us with your analysis as to how you determined that the NetApp framework supply agreement does not constitute a material agreement required to be filed as an exhibit pursuant to paragraph 4(b)(ii) of the Instructions to Exhibits.

5.   We note that you have not filed any lease agreements as exhibits to the Form 20-F, though you disclose on page 34 that your principal properties are subject to lease agreements. See paragraph 4(b)(iv) of the Instructions to Exhibits. Please advise. Note also that a summary of your material contracts should be included in Item 10C of Form 20-F.

                        *   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Evan S. Jacobson at (202) 551-3428 with any questions or, in his absence, please contact me at (202) 551-3457. If you thereafter require further assistance you may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney